



Fiorella Management Group LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $250,000

Offering End Date: March 26, 2024

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Fiorella Management Group LLC

Founded: January 19, 2021

Address: 1240 9th Ave
San Francisco, CA 94122

Industry: Full-Service Restaurants

Employees: 2

Website: https://www.fiorella-sf.com/

Use of Funds Allocation:

If the maximum raise is met:

$233,750 (93.50%) – of the proceeds will go towards working capital- new location opening
$16,250 (6.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 10.1K Followers





Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$63,357	$72,057	$102,418
Cash & Cash Equivalents	$2,491	$5,246	$2,032
Accounts Receivable	$63,867	$66,811	$100,386
Short-term Debt	$61,000	$66,700	$97,061
Long-term Debt	$500	$500	$500
Revenue	$357,650	$766,542	$688,194
Cost of Goods Sold	$0	$0	$8,034
Taxes	$0	$0	$0
Net Income	$4,357	$0	$0

Recognition:

Fiorella Management Group LLC (DBA Fiorella) takes pride in offering innovative food, curated wine selections, and craft cocktails that elevate the dining experience. Their support for local partnerships is a testament to their belief in fostering connections that go beyond the plate. They have been featured in SF Eater, Bon Appetit, Thrillist, Fast Company, and more, and as they expand and grow, their commitment to communities remains unwavering.

About:

Fiorella Management Group LLC (DBA Fiorella)'s journey began with a love for Italian-inspired wood-fired dishes. They're not a pizza shop; they're a culinary expedition that takes you on a delightful tour of flavors, textures, and experiences. With three thriving full-service locations in San Francisco, their story is evolving, and they're excited to share it with you.

For more information, contact our Customer Support Team at support@thesmbx.com

